March 25, 2014

VIA E-MAIL and FEDEX
H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated March 21, 2014
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed December 23, 2013
Form 10-Q for fiscal Quarter Ended December 31, 2013
Filed February 13, 2014
File No. 0-17325

Dear Mr. H. Roger Schwall:

In connection with your review of ERHC Energy, Inc.’s (“ERHC” or the “Company”) Form 10-K for Fiscal Year Ended September 30, 2013 (“10-K”), and Form 10-Q for fiscal Quarter Ended December 31, 2013 (“10-Q”), we respectfully submit the following responses to the comments included in your letter dated March 21, 2014.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2013

Directors and Executive Officers of the Registrant and Corporate Governance, page 50

Compensation of Directors, page 51

Comment 1

Please provide the disclosure required by Item 402(r) of Regulation S-K regarding director compensation for your fiscal year ended September 30, 2013. For example, we note your reference at page 52 to total director compensation during the 2012 fiscal year.

5444 WESTHEIMER, SUITE 1440		Tel: +1 713.626.4700
HOUSTON, TEXAS 77056		Fax: +1 713.626.4704
www.erhc.com

Mr. H. Roger Schwall
United States Securities and Exchange Commission
March 25, 2014

Response

ERHC respectfully submits to the Commission that the reference at page 52 to total director compensation during the 2012 fiscal year is simply a typographical error inadvertently made and overlooked during the 10-K’s review process.  The reference at page 52 should read “total director compensation during the 2013 fiscal year” in compliance with the disclosure required by Item 402(r) of Regulation S-K regarding director compensation for fiscal year ended September 30, 2013.  It is ERHC’s position that an amendment is not appropriate in this case given the typographical error’s negligible effect, given that the remaining disclosures reflect 2013 fiscal year compensation.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2013

Exhibits

Comment 2

We note your disclosure at page 12 that in October 2013, you entered into a farm-out agreement with CEPSA Kenya Limited. Please file such agreement as an exhibit, or tell us why you do not believe that the agreement is required to be filed. Refer to Item 601(a)(4) and Item 601(b)(10) of Regulation S-K.

Response

It is the Company’s position that submitting the farm-out agreement with CEPSA Kenya Limited (the “Agreement”) as an exhibit was not appropriate at the time of the Form 10-Q filing for the Fiscal Quarter Ended December 31, 2013.  The Agreement was not to be performed in whole or in part at or after the filing of the report.

Item 601(b)(10) of Regulation S-K requires that every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report must be filed as an exhibit to the 10-Q.

ERHC notes that there were two actions central to the performance of the Agreement namely (1) the assignment and transfer of participation interest in Block 11A from ERHC to CEPSA Kenya Limited (“CEPSA”), and (2) the payment by CEPSA of certain costs incurred by ERHC.  However, pursuant to the terms and conditions of the Agreement, the parties’ performance under the Agreement was subject to the satisfaction of certain conditions.  If these conditions were not met within a given time period, the parties were free to walk away.

The conditions precedent provided under the Agreement were linked to the consent of several Kenyan Authorities.  Both parties in good faith pursued the Authorities consent.  However the consents were not obtained until after Fiscal Quarter ended December 31, 2013.
Based upon the foregoing it is the Company’s position that submitting the Agreement as an exhibit was not appropriate at the time of the Form 10-Q filing for the Fiscal Quarter Ended December 31, 2013. Please note that the Company intends to submit the Agreement as an exhibit to Form 10-Q for the Fiscal Quarter Ended March 31, 2014.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
March 25, 2014

Company Acknowledgements

In accordance with the instructions contained within the Comment Letter, ERHC acknowledges that:

•            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Vice President/Controller
713 554 3061 or 713 626 4700

SO:rls

Cc: Karina V. Dorin